AEGON to enhance disclosure with new reporting format

THE HAGUE – As previously announced, AEGON will introduce a new reporting format that better aligns with the way AEGON manages its businesses, beginning on May 12 when the company announces its financial results for the first quarter of 2010. Today’s announcement is intended to provide an explanation of the new reporting format and prepare financial analysts and media with the key changes to ensure proper comparison of 2010 first quarter results with previous quarters.

Going forward, AEGON will report its underlying earnings primarily on the following segments:

•	Americas

•	The Netherlands

•	United Kingdom

•	New markets

AEGON will continue to provide details of underlying earnings by lines of business. “Underlying earnings” changed based on the new reporting format, however, net income remains unchanged.

AEGON CFO Jan Nooitgedagt stated: “In recent months, we have implemented a number of significant reorganizational changes within AEGON’s businesses, particularly in our operations in the Americas. In doing so, we recognized the need to enhance our reporting and ensure that it reflects the way we manage our business. As part of this process, we have also evaluated our disclosures and eliminated elements which are redundant or not particularly useful with the aim of providing the most relevant measurements for the progress of our business.”

In anticipation of AEGON’s first quarter 2010 results on May 12, AEGON is providing its full-year 2008 and quarterly 2009 earnings and sales numbers according to the new format to facilitate comparison. Tomorrow, at 4.30 p.m. CET, Mr. Nooitgedagt will host a briefing in London to provide a further explanation of the changes to analysts and investors. Mr. Nooitgedagt’s presentation will be available at 8 a.m. CET on April 13 on the corporate website. The meeting will also be broadcast live via AEGON’s website: www.aegon.com.

AEGON’s new reporting structure will also include a number of other changes:

•	The use of “operating earnings” will be discontinued to further simplify AEGON’s reporting and to focus on the key performance indicator, “underlying earnings.”
•	“Run-off businesses”, mainly consisting of US institutional spread-based business, will be reported in a separate line.

•	Earnings from AEGON Asset Management will also be reported separately within “New markets” as of Q1 2010.

•	“Earnings from associates” will be reported on an underlying earnings basis and sales from associates will be reported proportionately as well.

KEY PERFORMANCE INDICATORS	UNAUDITED amounts in millions
	EUR
	2009
	Reported	Revised
Underlying earnings before tax	1,160	1,185
Net income	204	204
New life sales	2,045	2,100
Gross deposits*	23,628	27,616
Value of new business (VNB)	767	767
Return on equity	5.9%	5.7%

*	Gross deposits were previously reported excluding Institutional Guaranteed Products.

In the revised format gross deposits exclude Run-off businesses.

FINANCIAL OVERVIEW	UNAUDITED amounts in millions
	EUR
	2008	2009
	Revised	Revised
	Full year	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
Underlying earnings geographically
Americas	723	(146)	289	324	350	817
The Netherlands	378	72	129	102	95	398
United Kingdom	148	8	20	(9)	33	52
New markets	101	31	49	42	48	170
Holding and other	(112)	(63)	(72)	(69)	(48)	(252)

Underlying earnings before tax	1,238	(98)	415	390	478	1,185

Fair value items	(1,645)	(167)	(17)	(196)	(164)	(544)
Realized gains/(losses) on investments	61	144	21	38	315	518
Impairment charges	(1,047)	(385)	(394)	(286)	(212)	(1,277)
Other income/(charges)	(12)	(24)	(352)	48	5	(323)
Run-off businesses	350	77	(9)	(34)	(47)	(13)

Income before tax	(1,055)	(453)	(336)	(40)	375	(454)
Income tax	(27)	280	175	185	18	658

Net income	(1,082)	(173)	(161)	145	393	204

Net underlying earnings	962	(64)	331	348	390	1,005

New life sales
Life single premiums	9,304	1,974	1,397	1,674	2,017	7,062
Life recurring premiums annualized	1,665	370	345	323	355	1,393

Total recurring plus 1/10 single	2,595	567	484	492	557	2,100

New life sales
Americas	652	142	136	145	143	566
The Netherlands	219	62	32	52	93	239
United Kingdom	1,407	279	239	245	247	1,010
New markets	317	84	77	50	74	285

Total recurring plus 1/10 single	2,595	567	484	492	557	2,100

New premium production accident & health insurance	614	164	146	126	125	561
New premium production general insurance	68	12	11	12	21	56

Gross deposits (on & off balance)
Americas	27,594	5,936	4,710	4,138	4,404	19,188
The Netherlands	2,665	462	720	1,145	1,107	3,434
United Kingdom	—	52	61	29	35	177
New markets	4,732	1,082	1,032	1,526	1,177	4,817

Total gross deposits excluding run-off businesses	34,991	7,532	6,523	6,838	6,723	27,616
Run-off businesses	6,972	674	209	51	(4)	930

Total gross deposits	41,963	8,206	6,732	6,889	6,719	28,546

Net deposits (on & off balance)
Americas	7,995	2,004	827	553	385	3,769
The Netherlands	(571)	55	170	355	619	1,199
United Kingdom	—	49	52	21	29	151
New markets	595	(314)	(171)	753	18	286

Total net deposits excluding run-off businesses	8,019	1,794	878	1,682	1,051	5,405
Run-off businesses	(3,771)	(2,954)	(1,372)	(3,272)	(6,513)	(14,111)

Total net deposits	4,248	(1,160)	(494)	(1,590)	(5,462)	(8,706)

GLOSSARY

These descriptions are intended to provide general guidance, but are not exhaustive and are subject to change.

OPERATING SEGMENTS

Americas

Covers business units operating in the United States, Canada, Mexico and Brazil, including any of the units’ activities located outside these countries.

The Netherlands

Covers businesses operating in the Netherlands.

United Kingdom

Covers businesses operating in the United Kingdom.

New markets

Covers businesses operating in Central & Eastern Europe, Asia, Spain and France as well as AEGON’s variable annuity activities in Europe and AEGON Asset Management.

ITEMS EXCLUDED FROM UNDERLYING EARNINGS

Fair value items

Fair value items include the ‘over’ or ‘under’ performance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings, the gains (losses) on real estate and hedge ineffectiveness.

Certain assets held are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these asset classes are net of DPAC where applicable.

In addition, certain products offered in the Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered in Canada and the total return annuities and guarantees on variable annuities in the United States. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products, and any over- or underperformance compared to management’s expected return is excluded from underlying earnings. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees in the Netherlands and Variable Annuities Europe (included in New market) are excluded from underlying earnings.

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, as well as mortgage and loan portfolios.

Impairment charges

Impairments (reversals) on available-for-sale shares and bonds, including the effect of deferred policyholder acquisition costs and mortgage and loan portfolios on amortized costs and associates.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. No changes have been made to what was previously reported in this line.

Run-off businesses

Business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business and structured settlements blocks of business in the United States.

LINES OF BUSINESS

Life

‘Life’ covers products with mortality, morbidity and longevity risks. These include traditional life and universal life products, as well as endowment, term and whole life insurance products sold in the Americas and the Netherlands. Also included are annuity products sold in the Netherlands and term insurance and annuity products sold in the United Kingdom. Most of the business written in countries included in ‘New Markets’ is also reported as part of the ‘Life’ line, with the exception of general insurance sold by Hungary, pensions sold in Central & Eastern Europe, health insurance sold in Spain as well as business from variable annuities Europe and asset management.

Accident and health business comprises products with morbidity risk such as accidental death and dismemberment insurance, critical illness, cancer treatment, disability, income protection and long-term care insurance in the Americas, the United Kingdom and Asia.

Individual savings & retirement products

‘Individual savings & retirement products’ includes products with no or insignificant longevity risk, primarily fixed and variable annuity products sold in the Americas. These products are mainly in the accumulation phase, but also include immediate and pay-out annuities. This line of business also includes the retail mutual fund business in the Americas, and the variable annuity businesses in Europe and Japan.

Pensions

‘Pensions’ includes both individual and group pensions as well as 401(k) and similar products, typically sponsored by, or obtained via, an employer. This line of business covers products in the accumulation phase as well as in the pay-out phase. Also included are pension products sold in the Americas, the Netherlands, the United Kingdom, as well as AEGON’s pension business in Central & Eastern Europe.

Life reinsurance

‘Life Reinsurance’ includes business assumed by AEGON’s subsidiary Transamerica Reinsurance and is reported within the Americas segment. No changes have been made to what was previously reported in this line.

Distribution

Distribution includes commissions earned by independent financial advisors in the Netherlands and the United Kingdom. No changes have been made to what was previously reported in this line.

Non-life

Non-life includes General insurance and Health insurance. General insurance includes mainly automotive insurance, liability insurance, household insurance and fire protection. General insurance is sold in the Netherlands and Hungary. Health insurance is sold in the Netherlands and Spain.

Asset management

Earnings from AEGON’s newly-formed global asset management organization will be reported separately under this line, which covers both services provided to AEGON’s life insurance operations and to third parties.

Interest charges and other

‘Interest charges and other’ includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

Share in underlying earnings before tax of associates

AEGON’s share in underlying earnings before tax of associates are reported under this separate line and mainly cover AEGON’s partnerships with La Mondiale Participations in France, CAM in Spain, Religare in India, and the Latin American partnerships with Argos in Mexico and Mongeral in Brazil.

About AEGON			Contact information
As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 28,000 people and have more than 40 million customers across the globe.			Media relations: Greg Tucker +31(0)70 344 8956 gcc-ir@aegon.com

Key figures - EUR	Full year 2009	Full year 2008	Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Underlying earnings before tax	1.2 billion	1.2 billion

New life sales	2.1 billion	2.6 billion
Gross deposits (excl. run-off)	28 billion	35 billion
Revenue generating investments	361 billion	332 billion
(end of period)

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•        Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•        Changes in the performance of financial markets, including emerging markets, such as with regard to:

•        The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•        The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•        The frequency and severity of insured loss events;

•        Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•        Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•        Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•        Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•        Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•        Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•        Acts of God, acts of terrorism, acts of war and pandemics;

•        Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•        Changes in the policies of central banks and/or governments;

•        Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•        Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•        The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•        Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•        Customer responsiveness to both new products and distribution channels;

•        Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•        The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•        Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•        The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.